FOR IMMEDIATE RELEASE
                                           JUNE 29, 1999
                                           FOR ADDITIONAL INFORMATION
                                           CONTACT:  DARRELL E. BLOCKER
                                                          SR VICE PRESIDENT, CFO
                                                          (219) 356-3311


                         NORTHEAST INDIANA BANCORP, INC.
                      ANNOUNCES A STOCK REPURCHASE PROGRAM

HUNTINGTON, INDIANA, -- Northeast Indiana Bancorp, Inc. (the "Company") announced its intention today to repurchase up to 10% or 163,785 shares of its current outstanding shares in the open market over the next twelve months. These shares will be purchased at prevailing market prices and may include odd lot purchases over the twelve month period depending upon market conditions.

On July 07, 1998, the Company announced a stock repurchase program to buyback up to approximately 10% of the then outstanding shares over a twelve month period. During that twelve month period, the Company repurchased 176,000 of those shares. The Company currently has 1,637,847 shares outstanding.

Stephen E. Zahn, President of the Company, indicated that the Board of Directors approved the repurchase program in view of the current price level of the Company's common stock and the strong capital position of the Company's subsidiary, First Federal Savings Bank. Mr. Zahn stated that "we continue to be of the opinion that the repurchase of our shares represents an attractive investment opportunity which will benefit the Company and our stockholders. The repurchased shares will become treasury shares and will be used for general corporate purposes, including the issuance of shares in connection with grants and awards under the Company's stock based benefit plans."

The stock closed yesterday at $14.0625. The last reported book value at March 31, 1999 was $15.23.

Northeast Indiana Bancorp, Inc. is headquartered at 648 North Jefferson Street, Huntington, Indiana 46750 and the Company is traded on the Nasdaq National Market under the symbol "NEIB".